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Exhibit 12.3

TELEPHONE AND DATA SYSTEMS, INC.
RATIOS OF EARNINGS TO FIXED CHARGES

For the Six Months ended June 30, 2003
(Dollars In Thousands)
As Restated

EARNINGS:
Income from continuing operations before income taxes and minority interest	$726
Add (Deduct):
Earnings on Equity Method Investments	(26,267)
Distributions from Minority Subsidiaries	17,884
Minority interest in pre-tax income of subsidiaries that do not have fixed charges	(5,300)

(12,957)
Add fixed charges:
Consolidated interest expense	99,758
Interest Portion (1/3) of Consolidated Rent Expense	13,731

$100,532
FIXED CHARGES:
Consolidated interest expense	$99,758
Interest Portion (1/3) of Consolidated Rent Expense	13,731

$113,489
RATIO OF EARNINGS TO FIXED CHARGES	NA

Tax-Effected Preferred Dividends	$364
Fixed Charges	113,489

Fixed Charges and Preferred Dividends	$113,853
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	NA

The dollar deficiency resulting in less than one-to-one coverage is $12,957 for the ratio of earnings to fixed charges and $13,321 for the ratio of earnings to fixed charges and preferred dividends.

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TELEPHONE AND DATA SYSTEMS, INC. RATIOS OF EARNINGS TO FIXED CHARGES For the Six Months ended June 30, 2003 (Dollars In Thousands) As Restated